Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2021 and June 30, 2020

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE (LOSS) / INCOME
(Stated in thousands of U.S. dollars except per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2021	2020 [1]	2021	2020 [1]

Revenue	6	64,393	75,368	129,381	129,455
Cost of sales excluding depreciation and amortization	7	31,871	33,564	63,256	59,581
Depreciation and amortization		7,052	6,272	14,379	11,382
Mine operating profit		25,470	35,532	51,746	58,492

Other expenses
Exploration expense		1,396	446	2,204	1,190
Corporate general and administrative expense		4,192	4,312	9,154	9,487
Share-based compensation expense	20	893	665	1,479	1,569
Other expense, net		17,747	(642)	20,641	6
Loss/(gain) on fair value of derivative financial instruments, net	22	694	1,776	(6,547)	(2,286)
Income before finance and tax		548	28,975	24,815	48,526
Finance expense, net	8	1,011	3,346	4,749	6,924
(Loss)/Income from continuing operations before tax		(463)	25,629	20,066	41,602
Income tax expense	9	9,955	13,971	19,671	22,206
Net (loss)/income and comprehensive (loss)/income from continuing operations		(10,418)	11,658	395	19,396
Net loss and comprehensive loss from discontinued operations		—	(3,326)	—	(11,052)
Net (loss)/income and comprehensive (loss)/income		(10,418)	8,332	395	8,344

Net income/(loss) and comprehensive income/(loss) attributable to non-controlling interest		1,697	559	3,505	(258)
Net (loss)/income and comprehensive (loss)/income attributable to Golden Star shareholders		(12,115)	7,773	(3,110)	8,602
		(10,418)	8,332	395	8,344

Net (loss)/income from continuing operations per share attributable to Golden Star shareholders	10
Basic		$(0.11)	$0.08	$(0.03)	$0.14
Diluted		$(0.11)	$0.08	$(0.03)	$0.12

Net loss from discontinued operations per share attributable to Golden Star shareholders	10
Basic		$—	$(0.01)	$—	$(0.06)
Diluted		$—	$(0.01)	$—	$(0.06)

Net (loss)/income per share attributable to Golden Star shareholders	10
Basic		$(0.11)	$0.07	$(0.03)	$0.08
Diluted		$(0.11)	$0.07	$(0.03)	$0.07
1Refer to Note 26 for information on revised prior period comparatives.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

		As of	As of
	Notes	June 30, 2021	December 31, 2020 [1]
ASSETS
CURRENT ASSETS
Cash and cash equivalents		72,727	60,809
Accounts and other receivables	11	5,084	23,759
Inventories	12	34,926	30,600
Prepaids and other		6,237	6,548
Derivative assets	22	423	—
Total Current Assets		119,397	121,716
RESTRICTED CASH		2,315	2,131
ACCOUNTS AND OTHER RECEIVABLES	11	12,770	12,602
MINING INTERESTS	13	247,904	207,412
DERIVATIVE ASSETS	22	1,099	—
Total Assets		383,485	343,861

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	14	40,040	41,297
Current portion of rehabilitation provisions	15	3,035	2,018
Current portion of deferred revenue	16	8,190	7,646
Current portion of long-term debt	17	51,224	49,735
Current portion of lease liabilities	18	2,653	296
Current portion of derivative liability	22	—	3,312
Current income tax liabilities		10,298	12,774
Total Current Liabilities		115,440	117,078
REHABILITATION PROVISIONS	15	13,793	15,550
DEFERRED REVENUE	16	94,254	96,916
LONG-TERM DEBT	17	52,522	54,547
LEASE LIABILITIES	18	31,232	1,185
DERIVATIVE LIABILITY	22	—	1,713
DEFERRED TAX LIABILITY		34,705	31,098
Total Liabilities		341,946	318,087

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	19	932,319	918,013
CONTRIBUTED SURPLUS		39,833	38,769
DEFICIT		(954,029)	(950,919)
Shareholders’ equity attributable to Golden Star shareholders		18,123	5,863
NON-CONTROLLING INTEREST		23,416	19,911
Total Equity		41,539	25,774
Total Liabilities and Shareholders’ Equity		383,485	343,861
1Refer to Note 26 for information on revised prior period comparatives and Note 24 for Commitments and Contingencies.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.
Signed on behalf of the Board,
"Timothy C. Baker"                            "Mona Quartey"
Timothy C. Baker, Director                        Mona Quartey, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2021	2020 [1]	2021	2020 [1]

OPERATING ACTIVITIES:
Net (loss)/income from continuing operations		(10,418)	11,658	395	19,396
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization		7,211	6,848	14,666	11,613
Share-based compensation expense	20	893	665	1,479	1,569
Income tax expense	9	9,955	13,971	19,671	22,206
Loss/(gain) on fair value of derivative financial instruments, net	22	694	1,776	(6,547)	(2,286)
Deferred revenue recognized	6	(1,557)	(2,422)	(3,421)	(4,302)
Reclamation expenditures	15	(336)	(195)	(612)	(522)
Other non-cash items	23	16,722	2,643	20,858	4,407
Changes in working capital and taxes paid	23	(10,320)	(3,979)	(23,346)	(13,547)
Net cash provided by operating activities of continuing operations		12,844	30,965	23,143	38,534
Net cash used in operating activities of discontinued operations		—	(10,764)	—	(14,784)
Net cash provided by operating activities		12,844	20,201	23,143	23,750
INVESTING ACTIVITIES:
Additions to mining interests	13	(12,230)	(11,918)	(22,043)	(21,828)
Change in accounts payable and deposits on mine equipment and material		1,818	2,320	(938)	(198)
Decrease in restricted cash		—	(4)	(184)	(5)
Net cash used in investing activities of continuing operations		(10,412)	(9,602)	(23,165)	(22,031)
Net cash used in investing activities of discontinued operations		—	(1,889)	—	(4,569)
Net cash used in investing activities		(10,412)	(11,491)	(23,165)	(26,600)
FINANCING ACTIVITIES:
Principal payments on Macquarie Credit Facility	17	—	(5,000)	—	(5,000)
Principal payments on lease liabilities	18	(937)	(522)	(1,867)	(926)
Shares issued, net of issuance costs	19	5,174	—	13,807	—
Exercise of stock options and DSUs and settlement of PRSUs		—	(36)	—	473
Net cash provided/(used) by financing activities of continuing operations		4,237	(5,558)	11,940	(5,453)
Net cash used in financing activities of discontinued operations		—	(7)	—	(13)
Net cash provided/(used) by financing activities		4,237	(5,565)	11,940	(5,466)
Increase/(decrease) in cash and cash equivalents		6,669	3,145	11,918	(8,316)
Cash and cash equivalents, beginning of period		66,058	41,906	60,809	53,367
Cash and cash equivalents, end of period		72,727	45,051	72,727	45,051
1Refer to Note 26 for information on revised prior period comparatives and Note 23 for Supplemental cash flow information.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Issued on exercise of DSUs	101,579	139	(243)	—	—	(104)
Issued on exercise of stock options	405,353	997	(378)	—	—	619
Issued on settlement of PRSUs, net of tax	71,474	231	(272)	—	—	(41)
Options granted	—	—	352	—	—	352
Deferred share units granted	—	—	369	—	—	369
Performance and restricted share units granted	—	—	207	—	—	207
UK performance share units granted	—	—	467	—	—	467
Net income/(loss)	—	—	—	8,602	(258)	8,344
Balance at June 30, 2020	109,963,469	911,572	39,466	(890,177)	(82,771)	(21,910)

Balance at January 1, 2021	111,313,595	918,013	38,769	(950,919)	19,911	25,774
Shares issued	4,220,213	13,807	—	—	—	13,807
Issued on exercise of DSUs	20,660	23	(23)	—	—	—
Issued on settlement of UK PSUs	170,579	476	(476)	—	—	—
Options granted	—	—	37	—	—	37
Deferred share units granted	—	—	534	—	—	534
Performance and restricted share units granted	—	—	134	—	—	134
UK performance share units granted	—	—	858	—	—	858
Net (loss)/income	—	—	—	(3,110)	3,505	395
Balance at June 30, 2021	115,725,047	932,319	39,833	(954,029)	23,416	41,539

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(Unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa underground mine and a carbon-in-leach processing plant (collectively "Wassa"), located northeast of the town of Tarkwa, Ghana. Until September 30, 2020 and as further discussed in Note 5, we owned and operated the Bogoso gold mining and processing operations, the Prestea open pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and with interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting including International Accounting Standards ("IAS") 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2020, except for the changes in accounting policies described in Note 3 below.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on July 28, 2021.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration which are measured at fair value through profit or loss.
Going concern
As at June 30, 2021, the Company had cash and cash equivalents of $72.7 million, net current assets excluding deferred revenue of $12.1 million and net cash provided by operations before working capital changes for the six months ended of $46.5 million. As at June 30, 2021, the Company was compliant with its debt covenants.

To date, the Company's operations have been largely unaffected by the COVID-19 pandemic, and gold production and shipments have continued without any significant disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditures for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.

Management has prepared detailed cash flow forecasts to assess the economic impact of COVID-19 from a going concern and viability perspective and also taking into account the impending settlement of the 7% Convertible Debentures in August 2021. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to COVID-19, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the consolidated financial statements on a going concern basis.
3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2021
The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.
IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use
In 2020, the IASB published IAS 16, Property, Plant and Equipment- Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.
These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)
In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of Interbank Offered Rate (“IBOR”) replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

4. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by Management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Exploration	Corporate	Total
2021
Revenue	64,393	—	—	64,393
Mine operating expenses	30,174	—	—	30,174
Severance charges	111	—	—	111
Operating costs from metal inventory	(1,854)	—	—	(1,854)
Royalties	3,440	—	—	3,440
Cost of sales excluding depreciation and amortization	31,871	—	—	31,871
Depreciation and amortization	7,052	—	—	7,052
Mine operating profit	25,470	—	—	25,470
Income tax expense	9,955	—	—	9,955

Net income from continuing operations attributable to non-controlling interest	1,697	—	—	1,697
Net income/(loss) from continuing operations attributable to Golden Star	11,905	(845)	(23,175)	(12,115)
Net income/(loss) from continuing operations	13,602	(845)	(23,175)	(10,418)

Capital expenditures[1]	12,033	145	52	12,230

2020
Revenue	75,368	—	—	75,368
Mine operating expenses	26,634	—	—	26,634
Operating costs to metal inventory	2,790	—	—	2,790
Inventory write-downs	159	—	—	159
Royalties	3,981	—	—	3,981
Cost of sales excluding depreciation and amortization	33,564	—	—	33,564
Depreciation and amortization	6,272	—	—	6,272
Mine operating profit	35,532	—	—	35,532
Income tax expense	13,971	—	—	13,971

Net income from continuing operations attributable to non-controlling interest	2,401	—	—	2,401
Net income/(loss) from continuing operations attributable to Golden Star	18,483	(394)	(8,832)	9,257
Net income/(loss) from continuing operations	20,884	(394)	(8,832)	11,658

Capital expenditures[1]	11,837	—	80	11,917

Six Months Ended June 30,	Wassa	Exploration	Corporate	Total
2021
Revenue	129,381	—	—	129,381
Mine operating expenses	58,534	—	—	58,534
Severance charges	111	—	—	111
Operating costs from metal inventory	(2,265)	—	—	(2,265)
Royalties	6,876	—	—	6,876
Cost of sales excluding depreciation and amortization	63,256	—	—	63,256
Depreciation and amortization	14,379	—	—	14,379
Mine operating profit	51,746	—	—	51,746
Income tax expense	19,671	—	—	19,671

Net income from continuing operations attributable to non-controlling interest	3,505	—	—	3,505
Net income/(loss) from continuing operations attributable to Golden Star	25,111	(1,342)	(26,879)	(3,110)
Net income/(loss) from continuing operations	28,616	(1,342)	(26,879)	395

Capital expenditures[1]	21,636	323	84	22,043

2020
Revenue	129,455	—	—	129,455
Mine operating expenses	52,000	—	—	52,000
Severance charges	45	—	—	45
Operating costs to metal inventory	508	—	—	508
Inventory write-downs	159	—	—	159
Royalties	6,869	—	—	6,869
Cost of sales excluding depreciation and amortization	59,581	—	—	59,581
Depreciation and amortization	11,382	—	—	11,382
Mine operating profit	58,492	—	—	58,492
Income tax expense	22,206	—	—	22,206

Net income from continuing operations attributable to non-controlling interest	3,930	—	—	3,930
Net income/(loss) from continuing operations attributable to Golden Star	30,690	(1,459)	(13,765)	15,466
Net income/(loss) from continuing operations	34,620	(1,459)	(13,765)	19,396

Capital expenditures[1]	21,434	—	394	21,828

1 Capital expenditures excludes additions of right-of-use assets and changes in rehabilitation provision estimates. See Note 13 for a full breakdown of additions to mining interests.

Segmented Assets
The following table presents the segmented assets:

	Wassa	Exploration	Corporate	Total
June 30, 2021
Total assets	342,594	653	40,238	383,485

December 31, 2020
Total assets	285,573	378	57,910	343,861

5. DISCONTINUED OPERATIONS
The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to Future Global Resources Limited (“FGR”) on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period.

The components of net loss from discontinued operations and cash flow information for the periods ended June 30, 2021 and 2020 were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue	—	10,262	—	23,546
Cost of sales excluding depreciation and amortization	—	12,283	—	29,162
Depreciation and amortization	—	1,017	—	2,776
Mine operating loss	—	(3,038)	—	(8,392)
Prestea general and administrative expense	—	642	—	1,142
Other expense, net	—	(779)	—	1,308
Loss before finance and tax	—	(2,901)	—	(10,842)
Finance income, net	—	425	—	210
Net loss from discontinued operations	—	(3,326)	—	(11,052)
Net loss and comprehensive loss from discontinued operations attributable to non-controlling interest	—	(1,842)	—	(4,188)
Net loss and comprehensive loss from discontinued operations attributable to Golden Star shareholders	—	(1,484)	—	(6,864)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net cash used in operating activities	—	(10,764)	—	(14,784)
Net cash used in investing activities	—	(1,889)	—	(4,569)
Net cash used in financing activities	—	(7)	—	(13)
Net cash used by discontinued operations	—	(12,660)	—	(19,366)

6. REVENUE
Revenue includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Revenue - Spot sales	61,515	71,273	123,091	122,296
Cash payment proceeds	1,321	1,673	2,869	2,857
Deferred revenue recognized	1,557	2,422	3,421	4,302
Revenue - Streaming Agreement	2,878	4,095	6,290	7,159
Total revenue	64,393	75,368	129,381	129,455
Information about major customers
During the six months ended June 30, 2021, approximately 90% (six months ended June 30, 2020 - 90%) of our gold production was sold through a gold refinery located in South Africa. Other than the sales to RGLD Gold AG as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.
7. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Mine operating expenses	30,174	26,634	58,534	52,000
Severance charges	111	—	111	45
Operating costs to metal inventory	(1,854)	2,790	(2,265)	508
Inventory write-downs (Note 12)	—	159	—	159
Royalties	3,440	3,981	6,876	6,869
	31,871	33,564	63,256	59,581

8. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Interest expense on principal debt	1,642	1,794	3,253	3,664
Interest on financing component of deferred revenue (Note 16)	651	781	1,303	1,562
Accretion of 7% Convertible Debentures discount (Note 17)	760	668	1,489	1,314
Amortization of deferred financing fees	495	214	908	403
Interest expense on lease obligations	409	5	824	41
Net foreign exchange loss/(gain)	169	(110)	344	62
Accretion of rehabilitation provision (Note 15)	13	39	25	77
Gain on modification of Macquarie Credit Facility (Note 17)	(2,851)	—	(2,851)	—
Accretion of long-term receivables discount (Note 11)	(225)	—	(444)	—
Interest income	(52)	(45)	(102)	(199)
	1,011	3,346	4,749	6,924

9. INCOME TAXES
Income tax expense is recognized based on Management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Current expense:
Canada	—	—	—	—
Foreign	7,541	11,499	16,064	17,334
Deferred tax expense:
Canada	—	—	—	—
Foreign	2,414	2,472	3,607	4,872
	9,955	13,971	19,671	22,206
In 2019, the Ghana Revenue Authority (“GRA”) issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2014-2016 periods that claimed a reduction in the attributable tax losses by $29 million which following our appeal was reduced to $4 million during the course of 2020. Management still believes that the majority of the matters noted in the updated assessment are either incorrect or unsubstantiated and has filed a second appeal in an attempt to resolve these matters.

Subsequent to the financial year ended December 31 2020, the GRA issued a tax assessment to Golden Star (Wassa) Limited, relating to the 2017-2018 periods that claimed a reduction in the attributable tax losses by $4 million. Management believes that the majority of the matters in the assessment are either incorrect or unsubstantiated and has filed an appeal in an attempt to resolve these matters.

As Golden Star (Wassa) Limited utilized all its tax loss carry forwards in the year ending December 31, 2019, if the above audit assessments were to be upheld there would be a cash tax exposure of approximately $3 million.

Overall, it remains the Company’s current assessment that the relevant assessments and claims by the GRA are in most cases unsubstantiated and without merit. No amounts have been recorded for any potential liability associated with the above amounts and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

10. (LOSS)/INCOME PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Net (loss)/income attributable to Golden Star shareholders used in calculating basic (loss)/income per share:
From continuing operations	(12,115)	9,257	(3,110)	15,466
From discontinued operations	—	(1,484)	—	(6,864)
	(12,115)	7,773	(3,110)	8,602
Diluted (loss)/income
Net (loss)/income from continuing operations attributable to Golden Star shareholders:
Used in calculating basic (loss)/income per share	(12,115)	9,257	(3,110)	15,466
Adjustments:
Interest expense on 7% Convertible Debentures	—	—	—	1,798
Accretion of 7% Convertible Debentures discount (Note 8)	—	—	—	1,314
Gain on fair value of 7% Convertible Debentures embedded derivative (Note 22)	—	—	—	(3,183)
Used in calculating diluted (loss)/income per share	(12,115)	9,257	(3,110)	15,395
Net loss from discontinued operations attributable to Golden Star Shareholders	—	(1,484)	—	(6,864)
Net (loss)/income attributable to Golden Star shareholders used in calculating diluted (loss)/income per share	(12,115)	7,773	(3,110)	8,531

Weighted average number of basic shares (millions)	115.1	109.9	113.4	109.7
Dilutive securities:
Options	—	0.3	—	0.3
Deferred share units	—	1.3	—	1.3
Performance and restricted share units	—	0.5	—	0.5
UK performance share units	—	1.5	—	1.1
7% Convertible Debentures	—	—	—	11.4
Weighted average number of diluted shares (millions)	115.1	113.5	113.4	124.3

Basic (loss)/income per share
From continuing operations	$(0.11)	$0.08	$(0.03)	$0.14
From discontinued operations	$—	$(0.01)	$—	$(0.06)
Basic (loss)/income per share attributable to Golden Star shareholders	$(0.11)	$0.07	$(0.03)	$0.08

Diluted (loss)/income per share
From continuing operations	$(0.11)	$0.08	$(0.03)	$0.12
From discontinued operations	$—	$(0.01)	$—	$(0.06)
Diluted (loss)/income per share attributable to Golden Star shareholders	$(0.11)	$0.07	$(0.03)	$0.07

11. ACCOUNTS AND OTHER RECEIVABLES
The following table summarizes the components of the Company's current and long-term accounts receivables:

	As of	As of
	June 30, 2021	December 31, 2020
Current:
Deferred consideration for the sale of Prestea, net of loss allowance	—	19,297
Gold sales receivable	308	174
Indirect taxes	2,097	1,579
Other	2,679	2,709
	5,084	23,759
Long-term:
Deferred consideration for the sale of Prestea, net of loss allowance	12,770	12,602
	12,770	12,602

Sale of Prestea - Deferred consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR pursuant to a share purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (the “SPA”), for a deferred consideration of $34.3 million which is guaranteed by Blue International Holdings (“BIH”), the parent company of FGR and which, prior to the amendments to the SPA as described below, was payable by FGR to Golden Star in the following tranches:
–$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (the “EPA”) in relation to Prestea, and (ii) March 30, 2021;
–$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which amounts to approximately $4.3 million to be paid on July 31, 2021; and
–$15 million in cash to be paid on July 31, 2023.

SPA Amendments

On March 28, 2021, the Company and Caystar, entered into an agreement with FGR and BIH, to amend the SPA to account for deferred consideration conditions. The staged payments that form the deferred consideration, as outlined in the SPA, were reprofiled such that (i) the $5 million that was originally due on March 30, 2021, and (ii) the $10 million that was originally due on July 31, 2021, each became payable on May 31, 2021.

On May 31, 2021, the Company and Caystar, entered into a further agreement with FGR and BIH, to amend the SPA. The staged payments that form the deferred consideration have been reprofiled to allow time for FGR to complete ongoing financing transactions and the environmental bonding process for Bogoso-Prestea. Pursuant to this second amendment to the SPA, the deferred consideration payments fall due as follows:

•the $15 million payment that was due on May 31, 2021 must be paid by no later than July 16, 2021; and
•an amount of approximately $4.6 million (comprised of the working capital balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) must be paid by no later than July 31, 2021.

As of the date hereof, FGR has defaulted on its obligation to pay Caystar $15 million by no later than July 16, 2021. FGR has claimed that it is entitled to set-off its obligation to make such payment under the SPA as a result of various alleged breaches of the SPA, a claim which Golden Star and Caystar believe to be completely without merit. Caystar has also demanded that FGR’s major shareholder, BIH, pays the amount of $15 million pursuant to the guarantee made by BIH in the SPA. In the event payment is not received from BIH, Golden Star and Caystar are evaluating all available avenues of recourse in order to seek full recovery of the amounts owed by FGR under the SPA.

Loss allowance on the deferred consideration for the sale of Prestea

Management assessed the recent amendments of the original terms of the SPA concerning the deferred consideration scheduling and FGR's default on its obligation to pay Caystar $15 million by no later than July 16, 2021 in combination with future considerations that might impact on the recoverability of the receivable as part of the expected credit loss assessment. Management concluded that the credit profile of the deferred consideration from FGR has changed significantly since initial recognition and that there is an increased risk of overall default occurring over the expected life of the receivable. Management considered various scenarios with different loss amounts and applied judgement in considering various probabilities in determining the provision recorded. As a result, a loss allowance of $17.4 million for the three months ended June 30, 2021 ($19.6 million for the six months ended June 30, 2021) has been recognized as part of Other expense, net in the Consolidated Statements of Operations. Expected credit loss will be updated as facts and circumstances change in future periods and actual results may vary.
12. INVENTORIES
Inventories include the following components, net of provisions:

	As of	As of
	June 30, 2021	December 31, 2020
Stockpiled ore	6,783	6,706
In-process ore	1,494	1,057
Finished goods	2,381	449
Materials and supplies	24,268	22,388
	34,926	30,600
The cost of inventories expensed for the three months ended June 30, 2021 was $28.4 million (three months ended June 30, 2020 - $29.6 million). The cost of inventories expensed for the six months ended June 30, 2021 was $56.4 million (six months ended June 30, 2020 - $52.7 million).
Finished goods inventory of $0.4 million as of June 30, 2021 is carried at net realizable value (December 31, 2020 - $0.4 million).

13. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2020	289,091	803,890	3,686	1,096,667
Additions	84	—	21,959	22,043
Right-of-use asset additions	33,447	—	—	33,447
Change in rehabilitation provision estimate (Note 15)	—	(154)	—	(154)
Balance at June 30, 2021	322,622	803,736	25,645	1,152,003

Accumulated depreciation
Balance at December 31, 2020	251,435	637,820	—	889,255
Depreciation and amortization	8,416	6,428	—	14,844
Balance at June 30, 2021	259,851	644,248	—	904,099

Carrying amount
Balance at December 31, 2020	37,656	166,070	3,686	207,412
Balance at June 30, 2021	62,771	159,488	25,645	247,904

As at June 30, 2021, the right-of-use assets had net carrying amounts of $34.3 million (December 31, 2020 - $2.7 million). The total minimum lease payments are disclosed in Note 18 - Lease liabilities.

14. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2021	December 31, 2020
Trade and other payables	18,474	20,026
Accrued liabilities	13,708	14,137
Payroll-related liabilities	5,692	4,917
Accrued interest payable	2,166	2,217
	40,040	41,297

15. REHABILITATION PROVISIONS
At June 30, 2021, the estimated total undiscounted amount of future cash for rehabilitation of Wassa was estimated to be $17.2 million. A discount rate assumption of 0.6%, an inflation rate assumption of 1.8% and a risk premium of 5% were used to value the rehabilitation provisions as at June 30, 2021. This compares to a discount rate of 0.3%, an inflation rate of 1.7% and a risk premium of 5% used as at December 31, 2020. The Company expects payments for reclamation to be incurred between 2021 and 2027. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	17,568	68,435
Accretion of rehabilitation provisions (Note 8)	25	444
Changes in estimates	(153)	4,188
Cost of reclamation work performed	(612)	(2,632)
Derecognized on sale of Prestea	—	(52,867)
Balance at the end of the period	16,828	17,568

Current portion	3,035	2,018
Long-term portion	13,793	15,550
	16,828	17,568
16. DEFERRED REVENUE
In May 2015, the Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG which provides that Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at June 30, 2021, the Company had delivered a total of 127,984 ounces of gold to RGLD Gold AG since the inception of the Streaming Agreement.
Following the sale of Prestea, the Streaming Agreement was restructured to separate Prestea from the current arrangement. Wassa now delivers the remainder of the Tier One streaming obligation and thereafter Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production at a cash purchase price of 30% of spot gold price.

The changes in the carrying value of deferred revenue are as follows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	104,562	113,975
Deferred revenue recognized before cumulative catch-up adjustment	(3,421)	(9,804)
Interest on financing component of deferred revenue (Note 8)	1,303	3,026
Variable consideration adjustment	—	6,437
Derecognized on sale of Prestea	—	(9,072)
Balance at the end of the period	102,444	104,562

Current portion	8,190	7,646
Long-term portion	94,254	96,916
Total	102,444	104,562
During the six months ended June 30, 2021, the Company sold 7,987 (2020 - 10,357) ounces of gold to RGLD Gold AG. Revenue recognized on the ounces sold from Wassa production to RGLD Gold AG during the six months ended June 30, 2021 consisted of $2.9 million (2020 - $3.4 million including discontinued operations of $0.5 million) of cash payment proceeds and $3.4 million (2020 - $5.1 million including discontinued operations of $0.8 million) of deferred revenue recognized (Note 6).

17. DEBT
The following table summarizes the components of the Company's current and long-term debt:

	As of	As of
	June 30, 2021	December 31, 2020
Current debt:
7% Convertible Debentures	51,224	49,735
	51,224	49,735
Long-term debt:
Macquarie Credit Facility	52,522	54,547
	52,522	54,547

Macquarie Credit Facility

On October 17, 2019, the Company closed the $60 million senior secured Macquarie Credit Facility. The interest rate is 4.5% plus the applicable USD LIBOR rate. Certain subsidiaries of the Company are guarantors under the Macquarie Credit Facility, namely, Caystar Holdings, Wasford Holdings, Golden Star (Wassa) Limited, and Caystar Finance Co.

On October 9, 2020, the Company entered into a modified and restated credit agreement with Macquarie pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allowed the Company to re-draw the two $5 million principal repayments that were made in June and September 2020 and provided an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% Convertible Debentures maturing in August 2021. The modification of the Macquarie Credit Facility included a rescheduled amortization profile which defers quarterly repayments of $5 million per quarter to March 2022. The quarterly principal repayments will continue to December 2023 when the remaining balance of the Macquarie Credit Facility will be settled with a $25 million bullet payment. Should the Company elect to draw the additional $10 million at the time it becomes available, the next quarterly principal repayment will be brought forward to September 2021.

On May 31, 2021, the Company announced the restructuring and upsizing of the Macquarie Credit Facility to a three-year revolving credit facility (“RCF”) to $90 million. The restructuring also removed the $5 million quarterly capital repayment amortization profile which was due to come into effect in September 2021 if the Macquarie Credit Facility was fully drawn, or

March 2022 if the current $60 million drawn amount was sustained. The capacity of the RCF remains at $90 million to June 30, 2023, when it steps down to $50 million until maturity on June 30, 2024. The term of the RCF and the step down in the capacity will be reviewed annually and could be further extended, subject to the successful conversion of mineral resources to mineral reserves through the planned infill drilling program at Wassa. The modification of the Macquarie Credit Facility resulted in a gain on modification of $2.9 million and is reflected in Finance expense, net (Note 8).

The RCF includes clauses requiring the Company to maintain certain key covenants. The Company must maintain an Interest Coverage Ratio of greater than 4:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarter; maintain a ratio of Net Debt to EBITDA of less than 3:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarters; ensure that at all times a minimum liquidity (unrestricted cash plus undrawn RCF) of $25 million is maintained; and ensure a minimum proven and probable reserve of 700,000 ounces is maintained. Should the Company wish to draw any amount from the RCF to apply to the repayment of the 7% Convertible Debentures, the Company must meet a $35 million forecast liquidity at the time of draw down, net of an assumed repayment of the 7% Convertible Debentures that mature in August 2021. The Company remains in compliance with the covenants as at June 30, 2021.

7% Convertible Debentures

The 7% Convertible Debentures are senior unsecured obligations of the Company, bear interest at a rate of 7.0% per annum, are payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017, and will mature on August 15, 2021, unless earlier repurchased, redeemed or converted.
Subject to earlier redemption or purchase, the 7% Convertible Debentures are convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 by the election of the holder, and may be settled at the Company's discretion in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. Non-election by the holder requires settlement by the Company in cash. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, is approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which is equivalent to an initial conversion price of approximately $4.50 per common share. As at June 30, 2021, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.

The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	49,735	47,002
Accretion of 7% Convertible Debentures discount (Note 8)	1,489	2,733
Balance at the end of the period	51,224	49,735

Schedule of payments on outstanding debt as of June 30, 2021:

	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Maturity
7% Convertible Debentures
Principal	51,498	—	—	—	2021
Interest	1,942	—	—	—

Macquarie Credit Facility
Principal	—	—	10,765	50,000	2024
Interest	956	2,510	2,372	1,398

Total principal	51,498	—	10,765	50,000
Total interest	2,898	2,510	2,372	1,398
	54,396	2,510	13,137	51,398

18. LEASE LIABILITIES

Lease liabilities as at June 30, 2021 include equipment lease agreements totaling $0.1 million (December 31, 2020 - $0.1 million), a corporate office lease of $1.3 million (December 31, 2020 - $1.4 million) which has a remaining lease term of five years, and a power purchase agreement of $32.5 million for a new thermal power plant commissioned at Wassa in the period ended June 30, 2021 and that has a ten year term ending in 2030. Short-term lease payments for the period ended June 30, 2021 were $1.9 million (period ended June 30, 2020 - $0.9 million).

The following table summarizes the movements in the Company's lease liabilities:

	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	1,481	2,381
Additions	33,447	599
Principal payments	(1,867)	(1,714)
Interest expense (Note 8)	824	98
Foreign exchange loss	—	132
Derecognized on the sale of Prestea	—	(15)
Balance at the end of the period	33,885	1,481

Current portion	2,653	296
Long-term portion	31,232	1,185
	33,885	1,481

Schedule of payments on outstanding lease liabilities as of June 30, 2021:

	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025 Onwards	Maturity
Principal	1,071	3,195	3,332	3,498	22,791	2022 to 2030
Interest	799	1,495	1,335	1,169	3,389
	1,870	4,690	4,667	4,667	26,180

19. SHARE CAPITAL

	Number of Common Shares	Share Capital
Balance at December 31, 2019	109,385,063	910,205
Issued on exercise of DSUs	135,557	176
Issued on exercise of stock options	1,711,680	7,376
Issued on settlement of PRSUs, net of tax	81,295	256
Balance at December 31, 2020	111,313,595	918,013
Shares issued	4,220,213	13,807
Issued on exercise of DSUs	20,660	23
Issued on settlement of UK PSUs	170,579	476
Balance at June 30, 2021	115,725,047	932,319
On October 28, 2020, the Company entered into a $50 million “at-the-market” sales agreement. The use of proceeds from the “at-the-market” sales agreement is for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. During the six months ended June 30, 2021, 4.2 million new shares were issued under the “at-the-market” sales agreement. The net proceeds from shares issued under the “at-the-market” sales agreement of $13.8 million for the period ended June 30, 2021 is net of share issuance costs of $0.5 million.

20. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the consolidated statements of operations include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Stock options	20	55	37	352
Deferred share units	285	249	428	479
Share appreciation rights	33	43	22	64
Performance and restricted share units	70	130	134	207
UK performance share units	485	188	858	467
	893	665	1,479	1,569
Stock options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of stock options granted during the six months ended June 30, 2020 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2021	2020
Expected volatility	—	56.69%
Risk-free interest rate	—	1.41%
Expected lives	—	1.1 years
The weighted average fair value per stock option granted during the six months ended June 30, 2020 was $nil. As at June 30, 2021, there was $0.1 million of share-based compensation expense (June 30, 2020 - $0.2 million) relating to the Company's stock options to be recorded in future periods.
A summary of stock option activity under the Company's Stock Option Plan during the six months ended June 30, 2021 is as follows:

	Options ('000)	Weighted– average exercise price (CAD$)	Weighted– average remaining contractual life (Years)
Outstanding as of January 1, 2020	3,776	5.39	4.7
Granted	57	3.99	9.2
Exercised	(1,712)	3.68	6.0
Forfeited	(574)	6.03	4.0
Expired	(698)	7.94	—
Outstanding as of December 31, 2020	849	6.21	5.3
Forfeited	(154)	6.09	6.5
Expired	(82)	8.48	—
Outstanding as of June 30, 2021	613	5.93	5.6

Exercisable as of December 31, 2020	711	6.40	4.7
Exercisable as of June 30, 2021	537	6.03	5.2

Deferred share units (“DSUs”)
For the six months ended June 30, 2021, the DSUs that were granted vested immediately and a compensation expense of $0.4 million was recognized for these grants (six months ended June 30, 2020 - $0.5 million). As of June 30, 2021, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.

The DSU activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
Number of DSUs, beginning of period ('000)	1,322	1,274
Granted	156	130
Exercised	(21)	(102)
Forfeited	—	(31)
Number of DSUs, end of period ('000)	1,457	1,271

Share appreciation rights (“SARs”)
As of June 30, 2021, there was approximately $0.4 million of total unrecognized compensation cost related to unvested SARs (June 30, 2020 - $0.3 million).
The SARs activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
Number of SARs, beginning of period ('000)	438	593
Granted	380	240
Exercised	(2)	—
Forfeited	(45)	(5)
Expired	(20)	—
Number of SARs, end of period ('000)	751	828

2017 Performance and restricted share units (“PRSUs”)
The PRSU activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
Number of PRSUs, beginning of period ('000)	210	634
Granted	81	—
Transferred from UK PSUs	93	—
Settled	—	(86)
Forfeited	—	(62)
Number of PRSUs, end of period ('000)	384	486

UK performance share units

The UK PSU activity during the six months ended June 30, 2021 and 2020 can be summarized as follows:

	Six Months Ended June 30,
	2021	2020
Number of UK PSUs, beginning of period ('000)	1,555	—
Granted	1,254	1,555
Transferred to PRSUs	(93)	—
Settled	(171)	—
Number of UK PSUs, end of period ('000)	2,545	1,555

21. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the period ended June 30, 2021 and 2020 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers of the Company. Compensation of key management personnel is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Salaries, wages, bonuses and other benefits	759	932	1,779	2,977
Share-based compensation	784	479	1,296	999
	1,543	1,411	3,075	3,976

22. DERIVATIVE FINANCIAL INSTRUMENTS
The following table illustrates the classification of the Company's recurring fair value measurements for derivative financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2021 and December 31, 2020:

		June 30, 2021		December 31, 2020
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial instruments
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	—	—	2,643	2,643
Non-hedge derivative contract (asset)/liability	2	(1,522)	(1,522)	2,382	2,382
		(1,522)	(1,522)	5,025	5,025
There were no non-recurring fair value measurements of derivative financial instruments as at June 30, 2021.
The three levels of the fair value hierarchy are:
    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
    Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
    Level 3 - Inputs that are not based on observable market data.
The following table provides a reconciliation of derivative liability opening and closing balances as presented on the consolidated balance sheets:

	For the Period Ended June 30, 2021	For the Year Ended December 31, 2020
Opening balance	5,025	5,819
Gain on fair value of 7% Convertible Debentures embedded derivative	(2,643)	(2,965)
Unrealized (gain)/loss on fair value of non-hedge derivative contracts	(3,904)	2,171
Gain on fair value of derivative financial instruments, net	(6,547)	(794)
Closing balance	(1,522)	5,025

Current portion of derivative (asset)/liability:
7% Convertible Debentures embedded derivative	—	2,643
Non-hedge derivative contracts	(423)	669
	(423)	3,312
Long-term portion of derivative (asset)/liability:
Non-hedge derivative contracts	(1,099)	1,713
	(1,099)	1,713
The valuation techniques that are used to measure fair value are as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at June 30, 2021 and December 31, 2020 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	June 30, 2021	December 31, 2020
Embedded derivative
Risk premium	5.7%	5.9%
Borrowing costs	7.5%	7.5%
Expected volatility	45.0%	45.0%
Remaining life (years)	0.1	0.6
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would remain $nil at June 30, 2021.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would remain $nil at June 30, 2021.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would remain $nil at June 30, 2021.

Non-hedge derivative contracts
The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.
In October 2020, the Company entered into costless collars consisting of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce for positions expiring in 2021, and a ceiling price of $2,188 per ounce for positions expiring in 2022. The positions mature at a rate of 10,937.5 ounces per quarter to December 2022.
As a condition of amending the Macquarie Credit Facility as discussed in Note 17, the Company extended its gold price protection hedging program into 2023 and the first half of 2024 by entering into zero cost collars with Macquarie on an additional 84,375 ounces. This brought the total hedging to 150,000 ounces as at June 30, 2021, maturing at a rate of 12,500 ounces per quarter from September 30, 2021 to June 30, 2024. The hedging program now covers 25-30% of the forecast production during the current term of the RCF. All hedges have a floor of $1,600 per ounce and an average ceiling of $2,171 per ounce in 2021 and $2,179 per ounce in 2022, and a flat ceiling of $2,115 per ounce in 2023 and 2024.

For the six months ended June 30, 2021, in relation to these positions, the Company recognized an unrealized gain of $3.9 million (six months ended June 30, 2020 - loss of $2.2 million).

Contingent consideration

In addition to the deferred consideration on the sale of Prestea, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulfide Project (the “Contingent Payment”). The triggering event for the Contingent Payment is the earlier of (i) the date of FGR’s formal decision to proceed with the Bogoso Sulfide Project is made, or (ii) the date on which an aggregate of 5% of the sulfide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource has been extracted (the earlier of (i) and (ii) being the “Decision to Proceed”). The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

• $20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
• $30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
• $40 million, if the average spot gold price is greater than $1,700/oz.

The fair value of the contingent consideration on completion of the sale of Prestea and as at June 30, 2021 is $nil (December 31, 2020 - $nil).

23. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and six months ended June 30, 2021, the Company paid interest of $0.7 million and $3.2 million, respectively (three and six months ended June 30, 2020 - $1.0 million and $2.8 million, respectively).
Changes in working capital and taxes paid for the years ended June 30, 2021 and 2020 are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Increase in prepaids and other	(1,731)	(2,325)	(130)	(4,478)
(Increase)/decrease in inventories	(3,728)	1,857	(4,146)	(1,352)
Decrease/(increase) in accounts receivable and other receivables	189	(220)	(622)	1,095
Increase/(decrease) in accounts payable and accrued liabilities	316	(1,290)	92	(4,548)
Total changes in working capital	(4,954)	(1,978)	(4,806)	(9,283)
Income tax liabilities paid	(5,366)	(2,001)	(18,540)	(4,264)
Total changes in working capital and taxes paid	(10,320)	(3,979)	(23,346)	(13,547)
Other non-cash items include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Loss allowance (Note 11)	17,430	—	19,573	—
Interest on financing component of deferred revenue (Note 8)	651	781	1,303	1,562
Accretion of 7% Convertible Debentures discount (Note 8)	760	668	1,489	1,314
Amortization of financing fees (Note 8)	495	214	908	403
Interest on lease obligations (Note 8)	409	5	824	41
Loss/(gain) on fair value of marketable securities	40	(16)	31	1
Accretion of rehabilitation provisions (Note 8)	13	39	25	77
Inventory net realizable value adjustment and write-off	—	773	—	791
Loss on disposal of assets	—	179	—	218
Accretion of long-term receivables discount (Note 8)	(225)	—	(444)	—
Gain on modification of Macquarie Credit Facility (Note 8)	(2,851)	—	(2,851)	—
	16,722	2,643	20,858	4,407

24. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $2.6 million and $10.5 million respectively, all of which are expected to be incurred within the next year.

Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

As part of the Prestea disposal transaction, the Company has provided indemnification to FGR for legal and tax matters that have arisen prior to the date of completion of the sale of Prestea. The Company continues to hold the view that no provision is required in respect of GRA demand notices against GSBPL for an amount of $2.3 million relating to customs-related findings, and that the Company complied with all requirements.

Legal Proceedings

On September 15, 2020, certain employees of GSBPL initiated proceedings before the courts in Ghana, claiming that the completion of the transaction contemplated by the SPA would trigger the termination of their existing employments, entitling them to severance payments (the “Severance Claim”). Caystar exercised its right under the SPA to assume control of the Severance Claim and legal counsel was retained on behalf of GSBPL to defend the claim. No employment contracts were severed, amended or modified upon the completion of the sale transaction on September 30, 2020 and GSBPL (owned by FGR since September 30, 2020) continues to operate with existing employment contracts and contractual terms being honored.

On February 16, 2021, the court ruled in favor of GSBPL that the plaintiffs’ pleadings disclosed no reasonable cause of action and were therefore frivolous, vexatious, and scandalous. Accordingly, the plaintiffs lacked the requisite standing or capacity to institute the action.

On March 26, 2021, the plaintiffs filed a notice of appeal. As of the date hereof, the record of appeal is being transmitted from the High Court to the Court of Appeal of Ghana. Notwithstanding the foregoing, FGR has entered into a settlement agreement with the plaintiffs in respect of the Severance Claim and it is not certain how such settlement will impact such pending appeal proceedings.

The Company is involved in legal proceedings, from time to time, arising in the ordinary course of its business. It is not expected that any material liability will arise from current legal proceedings or have a material adverse effect on the Company’s future business, operations or financial condition.

25. SUBSEQUENT EVENTS
On July 19, 2021, the Company announced that FGR has defaulted on its obligation to pay Caystar $15 million by no later than July 16, 2021. FGR has claimed that it is entitled to set-off its obligation to make such payment under the SPA as a result of various alleged breaches of the SPA, a claim which Golden Star and Caystar believe to be completely without merit. Caystar has also demanded that FGR’s major shareholder, BIH, pays the amount of $15 million pursuant to the guarantee made by BIH in the SPA. In the event payment is not received from BIH, Golden Star and Caystar are evaluating all available avenues of recourse in order to seek full recovery of the amounts owed by FGR under the SPA.

26. PRIOR PERIOD COMPARATIVES
Certain balances in the consolidated balance sheet as at December 31, 2020 have been reclassified to separate lease liabilities from debt due to the significance of the $33.4 million lease liability addition in the period ended June 30, 2021 relating to a thermal power plant commissioned at Wassa (see Note 18). The effect of the reclassifications is to decrease the current portion of long term debt and increase the current portion of lease liabilities by $0.3 million, and decrease long term debt and increase lease liabilities by $1.2 million as at December 31, 2020. The reclassifications have no impact to the total current assets and total liabilities lines in the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the period ended June 30, 2021.

The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to FGR on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period. Refer to Note 5 for detail of the comparative figures relating to discontinued operations.